SECURITIES EXCHANGE ACT OF 1934
Release No. 63965 / February 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14231

In the Matter of
 	
ActiveCore Technologies, Inc.,
Battery Technologies, Inc.,
China Media1 Corp.,
Dura Products International, Inc.
  (n/k/a Dexx Corp.),
Global Mainframe Corp.,
GrandeTel Technologies, Inc.,
Magna Entertainment Corp.
  (n/k/a Reorganized Magna Entertainment Corp.), and
649 Com, Inc.
  (n/k/a Infinite Holdings Group, Inc.),
 	
        Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO MAGNA ENTERTAINMENT CORP. (n/k/a REORGANIZED MAGNA ENTERTAINMENT CORP.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Magna Entertainment Corp. (n/k/a Reorganized Magna Entertainment Corp.) ("MECAQ" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 4, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Magna Entertainment Corp. (n/k/a Reorganized Magna Entertainment Corp.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   MECAQ (CIK No. 1093273) is a Delaware corporation located in Aurora, Ontario, Canada with a class of securities registered with the Commission under Exchange Act Section 12. As of January 25, 2011, the Class A subordinate voting stock of MECAQ (symbol MECAQ) was quoted on OTC Link, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The Respondent filed a Chapter 11 bankruptcy proceeding on March 5, 2009.

2.   MECAQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Magna Entertainment Corp. (n/k/a Reorganized Magna Entertainment Corp.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Carol Fox Foelak
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

David S. Frye, Esq.
Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Magna Entertainment Corp. (n/k/a Reorganized Magna Entertainment Corp.)
455 Magna Drive
Aurora, ON L4G 7A9
Canada

Simeon Gold, Esq.
Weil, Gotschal & Manges, L.L.P.
767 Fifth Avenue
New York, NY 10153
(Counsel for Respondent)